[ADVENTRX LETTERHEAD]
Gregory P. Hanson CMA
Senior Vice President and CFO
SENT VIA FACSIMILE: 202-772-9217
AND VIA EDGAR
June 11, 2007
Mr. James Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Re:   ADVENTRX Pharmaceuticals, Inc.
File Number: 001-32157
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 15, 2007
Dear Mr. Rosenberg:
     Thank you for your comment letter of May 10, 2007 on our Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2006 (the “Comment Letter”). We submit to you the following information in response to the Comment Letter. For your convenience, we have repeated each comment and set forth our response immediately after each comment.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43
Critical Accounting Policies and Estimates, page 44
Clinical Trial Expenses, page 45
1.	Please clarify if the 3% variance in your estimate of the work completed is the reasonably likely change in the estimate and if so, please provide to us, using disclosure-type format, a discussion of the reason management believes it is reasonably likely. Otherwise, propose revisions to include the change in estimate that is reasonably likely with a discussion supporting it.
Response:
In our annual report on Form 10-K in the Section on Management’s Discussion and Analysis of Financial Condition and Results of Operations, we made the statement about a 3% variance in our estimate of work completed merely as an example of what such a variance could have on our financial statements. In fact, we had no justification that a 3% variance is the reasonably likely change in estimate. Therefore, in response to your comment, and to improve our disclosure in future filings, we will include the following revised disclosure in the critical accounting policies in our Form 10-Q to be filed for the quarter ending June 30, 2007 and subsequent periodic reports:
“Our clinical trials are often conducted under contracts with multiple research institutions and clinical research organizations that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Generally, these agreements set forth the scope of work to be performed at a fixed fee or unit price or on a time-and-material basis. Payments under these contracts depend on factors such as the successful enrollment of patients or the completion of other clinical trial milestones. Expenses related to clinical trials are accrued based on our estimates and/or representations from service providers regarding work performed. Other incidental costs related to patient enrollment are accrued when reasonably certain. If the contracted amounts are modified (for instance, as a result of changes in the clinical trial protocol or scope of work to be performed), we modify our accruals accordingly on a prospective basis. Revisions are charged to expense in the period in which the facts that give rise to the revision become reasonably certain. Because of the difficulties of predicting with reasonable certainty possible changes to the actual level of patient enrollment, completion of patient studies, clinical trials progress and other events that may impact our estimate of work completed, we are unable to quantify an estimate of the reasonably likely effect of any such changes on our consolidated results of operations or financial position.”
Research and Development Expenses, page 45
2.	Please expand your disclosure in Management’s Discussion and Analysis by referring to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under Section VIII — Industry Specific Issues — Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:
http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.
Please disclose the following information for each of your major research and development projects:
a.	The costs incurred during each period presented and to date on the project;

b.	The nature, timing and estimated costs of the efforts necessary to complete the project;

c.	The anticipated completion dates;

d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

e.	The period in which material net cash inflows from significant projects are expected to commence.
Regarding a., if you do not maintain any research and development costs by project, disclose that and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the Company’s resources being used on the project.
Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.
Response:
We maintain and evaluate research and development costs by type of cost incurred rather than by project, primarily because we out-source a substantial portion of our work and our research and development personnel work across multiple research and development programs rather than dedicating their time to any one particular program. We began tracking research and development costs by type on January 1, 2005; therefore, we will not be able to provide research and development costs by type for the period from inception through December 31, 2004. Per your request, we will expand our disclosure in Management’s Discussion and Analysis for our research and development programs in our future filings as follows:
“Drug development in the United States and most countries throughout the world is a process that includes several steps defined by the United States Food and Drug Administration, or FDA, and similar regulatory authorities in foreign countries. The FDA approval processes relating to new drugs differ, depending on the nature of the particular drug for which approval is sought. With respect to any drug product with active ingredients not previously approved by the FDA, a prospective drug manufacturer is required to submit a New Drug Application, or NDA, which includes complete reports of pre-clinical, clinical and laboratory studies to prove such product’s safety and efficacy. The NDA process generally requires, before the submission of the NDA, submission of an Investigational New Drug application, or IND, pursuant to which permission is sought to begin preliminary clinical testing of the new drug. An NDA, based on published safety and efficacy studies conducted by others, may also be required to be submitted for a drug product with a previously approved active ingredient if the method of delivery, strength or dosage form is changed. Development of new formulations of pharmaceutical products, including formulation, testing and obtaining marketing approval, under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FDCA, may have shorter timelines than those associated with developing new chemical entities.
Our clinical research and development, or R&D, activities are currently focused on the development of our product candidates, ANX-510, or CoFactor, for the treatment of metastatic colorectal cancer and treatment of advanced breast cancer and ANX-530 (vinorelbine emulsion). We also conduct preclinical R&D activities in a variety of areas that could lead to other product candidates and research activities. We are currently responsible for all costs incurred for these product candidates. We expect our R&D costs to be substantial and to increase as we continue the development of our current and future product candidates, as well as continue to advance our other research programs.
Expenditures on R&D programs are subject to many uncertainties, including whether we develop our product candidates with a partner or independently. At this time, due to such uncertainties and the risks inherent in the clinical trial process and given the early stage of development of many of our product candidates, and uncertainties as to whether we develop our product candidates with a partner or independently, we cannot estimate with reasonable certainty the duration of or costs to complete our R&D programs or whether or when or to what extend we will generate revenues from the commercialization and sale of any of our product candidates. The duration and cost of clinical trials may vary significantly over the life of a program as a result of unanticipated events arising during clinical development and a variety of factors, including:
•	the number of patients who participate in the trials;

•	the number of sites included in the trials and rate of site approval for the trial;

•	the rates of patient recruitment and enrollment;

•	the duration of patient treatment and follow-up;

•	the costs of manufacturing our drug candidates; and

•	the costs, requirements, timing of, and the ability to secure regulatory approvals.
Generally, Phase 1 clinical trials can be expected to last from 6 to 18 months, Phase 2 clinical trials can be expected to last from 12 to 24 months and Phase 3 clinical trials can be expected to last from 18 to 36 months. However, clinical development timelines vary widely, as do the total costs of clinical trials and the likelihood of success. Although we are currently focused on advancing ANX-510 and ANX-530 through clinical development, we anticipate that we will make determinations as to which R&D programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate, our ongoing assessment of its market potential and considering our available financial resources.
The lengthy process of seeking regulatory approvals for our product candidates, and the compliance with applicable regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining regulatory approvals could cause our R&D expenditures to increase and, in turn, have a material unfavorable effect on our results of operations. We cannot be certain when or if any net cash inflow due to sales of any of our current product candidates will commence.
We maintain and evaluate our R&D expenses by the type of cost incurred; rather than by project, primarily because of the aforementioned uncertainties, as well as because we out-source a substantial portion of our work and our R&D personnel work across multiple programs rather than dedicating their time to one particular program. We began maintaining such expenses by type on January 1, 2005. The following table summarizes our consolidated R&D expenses by type for each of the periods listed and since January 1, 2005 (unaudited):

January 1, 2005
	Quarter ended June 30,		Six months ended June 30,		through
	2007	2006	2007	2006	June 30, 2007
External preclinical study fees and expenses	$XXX	$XXX	$XXXX	$XXXX	$XXXXX
External clinical study fees and expenses	XXX	XXX	XXXX	XXXX	XXXXX
Manufacturing costs	XXX	XXX	XXXX	XXXX	XXXXX
Personnel costs	XXX	XXX	XXXX	XXXX	XXXXX
Share-based compensation expense	XXX	XXX	XXXX	XXXX	XXXXX

Total	$XXX	$XXX	$XXXX	$XXXX	$XXXXX

Index to Consolidated Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm, page F-2
3.	As your auditor has relied on the report of another auditor, please provide us a copy of the manually signed report of the other auditor provided to you as part of your preparation of your December 31, 2006 Form 10-K, as it should have been included in your filing. Please refer to Rule 2-05 of Regulation S-X. Further, please ensure that it makes reference to the standards of the Public Company Oversight Board of the United States as the basis for the audits performed as the reports will have been reissued subsequent to the issuance of PCAOB Auditing Standard No. 1.
Response:
In connection with Rule 2-05 of Regulation S-X and your comment, we have requested a waiver from the Division of the Chief Accountant’s Office regarding the requirement under Rule 2-05 that we file a separate report of our predecessor accountant. We respectfully request that the Commission allow us to pursue such a course of action. For your convenience, we have attached a copy of our letter to the Division of the Chief Accountant’s Office.
Note 3, Acquisition of SDP, page F-18
4.	Please disclose the following information relating to the purchase of $10 million in-process research and development:
a.	Disclose the specific nature and fair value of each significant in-process research and development project acquired.

b.	Disclose the completeness, complexity and uniqueness of the projects at the acquisition date.

c.	Disclose the nature and timing of the efforts necessary to complete the projects, and the anticipated completion dates at the acquisition date.

d.	Disclose the significant appraisal assumptions, such as:
i.	The period in which material net cash inflows from significant projects are expected to commence;

ii.	Material anticipated changes from historical pricing, margins and expense levels
e.	In periods subsequent to the purchase of the in-process research and development, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

Response:
The following disclosure will be added to Note 3, Acquisition of SDP, in our Form 10-K for the year ending December 31, 2007:
“Acquired in-process research and development, or IPR&D, represents the cost of acquired SDP product candidates for which (a) technological feasibility had not been established at the acquisition date, (b) the product candidate had not been approved by the FDA for marketing at the acquisition date, (c) there was no alternative future use, and (d) the fair value was estimable based on reasonable assumptions. The acquired IPR&D was valued at approximately $10.4 million and expensed on the acquisition date, and included in the accompanying consolidated statements of operations for the year ended December 31, 2006. Information regarding the SDP product candidates we acquired follows:
1.	ANX-530 (vinorelbine emulsion) was assigned a value of $3.2 million. ANX-530, a novel emulsion formulation of the currently approved generic drug for the treatment of non-small cell lung cancer, vinorelbine tartrate, is designed to reduce the incidence and severity of vein irritation from i.v. delivery of vinorelbine tartrate. Our formulation emulsifies vinorelbine tartrate into a homogeneous suspension of nanoparticles and is designed to protect the venous endothelium during administration into a peripheral vein, thereby reducing associated vein irritation caused by vinorelbine tartrate.
In December 2006, we initiated a 28-patient bioequivalency clinical trial of ANX-530 comparing it with vinorelbine tartrate. The FDA previously indicated that a single 28-patient clinical trial that demonstrates bioequivalence between our emulsion formulation of vinorelbine tartrate and the currently marketed product should be sufficient to support the submission of a new drug application, or NDA, with the FDA. Patient recruitment in the study began in the first quarter of 2007. We anticipate completing enrollment and the final data analysis in the second half of 2007. If the study demonstrates bioequivalence, we expect to submit an NDA for ANX-530 with the FDA by the end of 2007.
2.	ANX-514 (docetaxel emulsion) was assigned a value of $4.1 million. ANX-514, a novel nano-emulsion formulation of the currently approved chemotherapy product docetaxel, is designed to eliminate the need for multi-day immunosuppressant premedication. ANX-514 is formulated without polysorbate 80 or other detergents and is designed to reduce the severity and/or incidence of hypersensitivity reactions. As a result, the need for multi-day immunosuppressant premedication could be eliminated. Currently, we are conducting additional preclinical pharmacokinetic testing of ANX-514 to compare this product candidate with the approved version of the product and plan to seek guidance from the FDA in 2007 with respect to the appropriateness of a Section 505(b)(2) NDA regulatory path for the product candidate.
3.	ANX-513 (paclitaxel emulsion) was assigned a value of $2.6 million. ANX-513, a novel formulation of the currently approved chemotherapy product paclitaxel, is intended to be non-allergenic and to reduce the need for immunosuppressant premedication. Our emulsion formulation of paclitaxel is formulated without Cremophor or detergents and is designed to reduce the severity and/or incidence of hypersensitivity reactions. As a result, the need for multi-day immunosuppressant premedication could be eliminated. Currently, we are conducting additional preclinical pharmacokinetic testing of ANX-513 to compare this product candidate with the approved version of the product candidate.

4.	Five secondary product candidates were assigned a combined value of approximately $400,000. We are currently conducting preclinical studies for these product candidates.
We plan to pursue development and obtain marketing approval of the acquired product candidates, which are emulsion formulations for currently marketed products, under Section 505(b)(2) of the

Federal Food, Drug and Cosmetic Act, or FDCA, which typically has shorter timelines than those associated with developing new chemical entities. Solely for the purpose of estimating the fair value of SDP product candidates at the time of the acquisition, we assumed that:
•	We would incur future research and development costs of approximately $7.75 million for ANX-530, ANX-514 and ANX-513 from the date of acquisition through and including the year when commercialization is expected to occur; and

•	The commercialization dates for ANX-530, ANX-514 and ANX-513 ranged from 2009-2016 based on the anticipated timeline for Section 502(b)(2) approvals.
The estimated fair value of the IPR&D was determined based on the use of a discounted cash flow model using an income approach for the acquired SDP product candidates. Estimated revenues and cash flows were adjusted to take into account:
•	The stage of completion of each of the SDP product candidates;

•	The risks surrounding the successful development and commercialization;

•	The assumption of out-licensing the product candidate to a pharmaceutical manufacturer after NDA approval for each product candidate;

•	Future milestone and royalty revenues;

•	Growth rates of each product candidate; and

•	Future operating expenses.
The estimated after-tax cash flows were then discounted to a present value using a discount rate of 14%.”
Note 7, Warrant Liability, page F-21
5.	Please tell us why it is appropriate to record negative additional paid in capital in connection with the 10 million shares of stock issued so that essentially none of the proceeds are allocated to the common stock.
Response:
As disclosed in our critical accounting policies and Note 7, Warrant Liability, we accounted for the registration payment arrangement associated with our July 2005 financing (the “Registration Payment Arrangement”) in accordance with EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled in a Company’s Own Stock (“EITF 00-19”). Pursuant to Paragraph 8 of EITF 00-19, the contingent obligation to make future payments related to the Registration Payment Arrangement was classified as a liability at the closing date of the transaction, because the Registration Payment Arrangement requires liquidated damage payments to be made in cash in the event we fail to meet the requirements for filing, effectiveness or maintaining effectiveness of the underlying registration statement, which is outside of our control. In accordance with Paragraph 9 of EITF D-98, the failure to have a registration statement declared effective by the SEC by a certain date is considered to be outside of the issuer’s control.
Accordingly, we assessed the value of the contingent obligation related to the Registration Payment Arrangement at the closing date and classified the value of the contingent obligation as a liability. The estimated value of the contingent obligation was based on the fair value of the warrants, which was $19,439,185 at the closing date. The par value of the 10,810,809 shares issued in connection with the transaction was $10,811, or $0.001 per share. Since the fair value of the contingent obligation was greater than the net proceeds from the financing, we reclassified the entire net proceeds of $18,116,751, received at the closing date, from additional paid-in capital to current liabilities and recognized the excess of $1,322,434 between the fair value of the contingent obligation and the net proceeds as a loss on the July

2005 financing transaction in our consolidated statement of operations. In accounting for the transaction, the par value of $10,811 for shares issued in connection with the transaction was offset by the reduction to additional paid-in capital, such that the impact of the financing transaction on stockholders’ equity at the closing date was zero. The following table summarizes the accounting entries related to the July 2005 financing and contingent obligation liability:

			Common stock (par	Additional paid-in
		Cash	value)	capital	Liability	(Gain) loss on fair
Date	Description	Debit (credit)	Debit (credit)	Debit (credit)	Debit (credit)	value of liability
7/21/2005	Net proceeds received	$18,116,751	$(10,811)	$(18,105,940)	$—	$—
	Record contingent
7/21/2005	obligation liability	—	—	18,116,751	(19,439,185)	1,322,434

7/31/2005	Balance	18,116,751	(10,811)	10,811	(19,439,185)	1,322,434
	Adjust liability to
12/31/2005	value at 12/31/2005	—	—	—	(10,257,226)	10,257,226

	Balance	$18,116,751	$(10,811)	$10,811	$(29,696,411)	$(11,579,660)

Furthermore, effective January 1, 2007, we adopted the provisions of FASB Staff Position on No. EITF 00-19-2, Accounting for Registration Payment Arrangements (“FSP EITF 00-19-2”), to account for the Registration Payment Arrangement. FSP EITF 00-19-2 provides that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with Statement of Financial Accounting Standards (“FAS”) No. 5, Accounting for Contingencies, which provides that loss contingencies should be recognized as liabilities if they are probable and reasonably estimable.
As reported in our Form 10-Q for the quarter ended March 31, 2007, management determined that it was not probable that we would have any payment obligation under the Registration Payment Arrangement as of January 1, 2007 and March 31, 2007; therefore, no accrual for the contingent obligation was required under the provisions of FSP EITF 00-19-2. In accordance with FSP EITF 00-19-2, the carrying amount of warrant liability account at January 1, 2007 was eliminated and the comparative condensed consolidated financial statements of prior periods and as of December 31, 2006 were adjusted to apply the new method retrospectively.
In our Form 10-K for the year ending December 31, 2007, we will disclose that management determined that it was not probable that we would have any payment obligation under the Registration Payment Arrangement as of December 31, 2005; therefore, no accrual for the contingent obligation was required at December 31, 2005. Accordingly, the $18,116,751 amount previously reclassified from additional paid-in capital to warrant liability in the year ended December 31, 2005 will be retrospectively restated as follows:
Consolidated Stockholders’ Equity as of December 31, 2005

	As Originally
	Reported	As Adjusted	Effect of Change

Warrant liability	$29,696,411	$—	$(29,696,411)
Total liabilities	31,450,389	1,753,978	(29,696,411)

Common stock	67,364	67,364	—
Additional paid-in capital	52,105,329	70,222,080	18,116,751
Deficit accumulated during the development stage	(59,964,840)	(48,385,180)	11,579,660
Total stockholders’ equity	23,621,773	53,318,184	29,696,411

Reference to Accounting Literature:
EITF 00-19, paragraph 8:
“8. Accordingly, unless the economic substance indicates otherwise, contracts would be initially classified as equity or as either assets or liabilities, in the following situations [Note: See paragraphs 71—77 of the STATUS section.] :
Equity
•	Contracts that require physical settlement or net-share settlement

•	Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.
Assets or liabilities

•	Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company)

•	Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).”
EITF D-98, paragraph 9:
“9. Securities with provisions that allow the holders to be paid upon the occurrence of events that are not solely within the issuer’s control should be classified outside of permanent equity. Such events include:
•	The failure to have a registration statement declared effective by the SEC by a designated date

•	The failure to maintain compliance with debt covenants

•	The failure to achieve specified earnings targets

•	A reduction in the issuer’s credit rating.”
FSP EITF 00-19-2, Paragraph 17 & 18:
“17. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this FSP and that continue to be outstanding at the beginning of the period of adoption, transition shall be achieved by reporting a change in accounting principle through a cumulative-effect adjustment to the opening balance of retained earnings, or other appropriate components of equity or net assets in the statement of financial position, as of the first interim period for the fiscal year in which this FSP is initially applied. However, an entity shall not apply the guidance in this FSP to registration payment arrangements that are no longer outstanding upon adoption of this FSP.”
18. For purposes of measuring the component of the cumulative-effect adjustment relating to the recognition of a contingent liability under Statement 5, an entity shall evaluate whether the transfer of consideration under a registration payment arrangement is probable and can be reasonably estimated as of the adoption date of this FSP. If prior to adoption of this FSP a registration payment arrangement was separately recognized at its fair value, the cumulative-effect adjustment shall be the difference between (a) the carrying amount of the registration payment arrangement immediately prior to adoption of this FSP and (b) the measurement of the contingent liability, if any, that must be recognized under Statement 5 upon adoption. The carrying amounts of other instruments that were originally issued together with a registration payment arrangement that was separately recognized and measured at fair value prior to adoption of this FSP shall not be adjusted upon adoption.”
Additionally, per the Comment Letter, the Company acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or wish to discuss the responses we have provided above, please call me at 858-552-0866 at your convenience.

Sincerely,
/s/ GREGORY P. HANSON
Gregory P. Hanson, CMA
Senior Vice President and Chief Financial Officer

cc:	Mark N.K. Bagnall, CPA, Audit Committee Chair Patrick Keran, Vice President, Legal and General Counsel.
Attachment

Attachment
Gregory P. Hanson CMA
Senior Vice President and CFO
SENT VIA FACSIMILE: 202-772-9217
June 11, 2007
Mr. Todd E. Hardiman
Associate Chief Accountant
Division of the Chief Accountant’s Office
U.S. Securities and Exchange Commission
Dear Mr. Hardiman:

Subject:	ADVENTRX Pharmaceuticals’ Request for Waiver of Requirement to Provide Report of Predecessor Accountant under Rule 2-05 of Regulation S-X
ADVENTRX Pharmaceuticals is a development stage enterprise incorporated in the State of Delaware. Because of our status as a development stage enterprise, we retain an additional column on our consolidated statements of operations, stockholders’ equity and cash flows for the period from inception (June 12, 1996) through our most recent audited financial statements. In the February 23, 2007 report of the independent registered public accounting firm of J.H. Cohn LLC, that was filed in connection with our 2006 annual report on Form 10-K, our auditor stated that it relied on the report of another auditor for the audited financial statements for inception to date through December 31, 2001. The purpose of this letter is to request a waiver of the requirement under Rule 2-05 of Regulation S-X that specifies that the separate report of our predecessor accountant be filed. We request a waiver of the requirement due to the fact that the work performed by the predecessor auditor is over five years old and is not relevant to or helpful in understanding our audited financial statements for the last five years. Further, efforts to procure such a report would pose undue cost, time and resources to comply with current PCAOB standards, and such costs and efforts would significantly outweigh any possibility of additional protection to our stockholders.
Based on the guidance set forth in Note 1 to Rule 14a-3 promulgated under the Securities Exchange Act of 1934, the report of our current auditor, dated February 23, 2007, which was provided in connection with our consolidated balance sheets as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006 and for the period from June 12, 1996 (date of inception) to December 31, 2006, properly indicates in the scope paragraph of such report (a) that the financial statements of the prior period (i.e. the period from inception through December 31, 2001) were examined by other accountants; (b) the date of their report; (c) the type of opinion expressed by the predecessor accountant; and (d) the substantive reasons therefore, if it was other than unqualified.
Rule 2-05 of Regulation S-X requires that we provide a report of the predecessor accountant (KPMG), despite the fact that over five years have passed since the predecessor accountant last audited our financial statements. Our most recent signed report from our predecessor auditor was provided to the Commission on April 16, 2003 in connection with the predecessor’s audit of our financial statements for the years ended December 31, 2001 and 2000. Subsequent to December 31, 2001, we changed auditors beginning with the audit of our financial statements for the year ended December 31, 2002, and have retained the same auditor for the last five years.

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We believe that obtaining a reissued report from our predecessor auditor in 2007 (for our financial statements for the period from inception through December 31, 2001 that the predecessor audited over five years ago) would not be relevant to or helpful in understanding our financial statements for the years ended December 31, 2002 through 2006. Further, we believe that the time and costs that our company would incur for our predecessor auditor to become current with their prior work (performed by a partner who has since retired), obtain the appropriate representation from our current auditor and review our own filings that are beyond five years from the predecessor auditor’s own efforts, would be excessive and would significantly outweigh any possibility of additional protection to our stockholders by including a more current report by our predecessor auditors.
Based on the facts and circumstances that we have described above, we respectfully request a waiver of the requirement for us to provide the predecessor auditor’s report in 2007 (for our financial statements from the period from inception through December 31, 2001) under Rule 2-05 of Regulation S-X. If you have any questions, please call me at 858-552-0866 at your convenience.

Sincerely,
/s/ GREGORY P. HANSON
Gregory P. Hanson, CMA
Chief Financial Officer

cc:	Mark N.K. Bagnall, CPA, Audit Committee Chair Patrick Keran, Vice President, Legal and General Counsel.

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